SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

NEXPOINT REAL ESTATE FINANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

65342V101

(CUSIP Number)

D.C. Sauter, General Counsel

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 65342V101	13D	Page 1 of 7

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 294,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 294,672

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,672
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 65342V101	13D	Page 2 of 7

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65342V101	13D	Page 3 of 7

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 103,492
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 103,492

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,492
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65342V101	13D	Page 4 of 7

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,480
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,480
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 65342V101	13D	Page 5 of 7

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of James D. Dondero, NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“HCMFA”), and Nancy Marie Dondero (collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of NexPoint Real Estate Finance, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by and on behalf of each of the following persons: (i) James D. Dondero, (ii) NexPoint Advisors, (iii) HCMFA and (iv) Nancy Marie Dondero.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal office of each of Mr. Dondero, NexPoint Advisors and HCMFA is 300 Crescent Court, Suite 700, Dallas, Texas 75201. The address and principal office of Ms. Dondero is 1010 Crescent Beach Road, Vero Beach, Florida 32963.

(c) The principal business of NexPoint Advisors and HCMFA is acting as investment adviser and/or manager to other persons. The principal business of Mr. Dondero is managing affiliates of NexPoint Advisors and HCMFA. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of NexPoint Advisors and HCMFA. The principal business of Ms. Dondero is serving as trustee of a trust.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Dondero is a United States citizen. NexPoint Advisors and HCMFA are Delaware entities. Ms. Dondero is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

All shares of Common Stock purchased between February 7, 2020 and April 9, 2020 were purchased with the Reporting Persons’ working capital or the working capital of affiliated funds, as applicable.

CUSIP No. 65342V101	13D	Page 6 of 7

Item 4. Purpose of Transaction.

On February 7, 2020, Ms. Dondero, in her capacity as trustee of the trust referred to in Item 5(a), purchased 123,680 shares of Common Stock in connection with the Issuer’s initial public offering of Common Stock. The purchase price for such shares was $19.00 per share, equal to the Issuer’s initial public offering price, resulting in an aggregate purchase price of $2,349,920.

Between February 19, 2020 and April 9, 2020, the Reporting Persons purchased an aggregate of 170,992 shares of Common Stock in open market transactions for an aggregate purchase price of $2,287,110.48. Annex A to this Schedule 13D sets forth additional information related to these transactions.

Item 5. Interest in Securities of the Issuer.

(a) As of April 9, 2020, (i) James D. Dondero may be deemed to beneficially own 294,672 shares of Common Stock, which represents approximately 5.5% of the outstanding Common Stock, (ii) NexPoint Advisors may be deemed to beneficially own 65,700 shares of Common Stock, which represents approximately 1.2% of the outstanding Common Stock, (iii) HCMFA may be deemed to beneficially own 103,492 shares of Common Stock, which represents approximately 1.9% of the outstanding Common Stock and (iv) Nancy Marie Dondero, in her capacity as trustee of a trust, may be deemed to beneficially own 125,480 shares of Common Stock, which represents approximately 2.3% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of all shares of Common Stock owned by the trust referred to in the preceding sentence.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
James D. Dondero (1)	0	294,672	0	294,672
NexPoint Advisors, L.P. (2)	0	65,700	0	65,700
Highland Capital Management Fund Advisors, L.P. (3)	0	103,492	0	103,492
Nancy Marie Dondero (4)	125,480	0	125,480	0

(1)

These shares are held by Mr. Dondero indirectly through NexPoint Advisors and HCMFA (as described in footnotes (2)-(3) below), a proprietary account and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors. Mr. Dondero is also the sole stockholder and director of HCMFA’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HCMFA. Mr. Dondero disclaims beneficial ownership of such shares.

(2)

These shares are held by NexPoint Advisors indirectly through an advised account. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors.

(3)

These shares are held by HCMFA indirectly through an advised account. Mr. Dondero is the sole stockholder and director of HCMFA’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HCMFA.

(4)

Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a). Ms. Dondero is the sister of Mr. Dondero and disclaims beneficial ownership of such shares.

(c) Annex A attached hereto lists all transactions in Common Stock during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

CUSIP No. 65342V101	13D	Page 7 of 7

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2020

/s/ James D. Dondero
James D. Dondero

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By: Strand Advisors XVI, Inc., its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

/s/ Nancy Marie Dondero
Nancy Marie Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 9, 2020.

Date	Effected By	Nature of Transaction	Quantity	Price
2/7/2020	Nancy Marie Dondero (1)	Open Market Purchase	123,680	$19.00
2/19/2020	NexPoint Advisors	Open Market Purchase	2,400	$18.98
2/20/2020	NexPoint Advisors	Open Market Purchase	2,484	$18.91
2/21/2020	NexPoint Advisors	Open Market Purchase	366	$18.99
2/24/2020	NexPoint Advisors	Open Market Purchase	10,350	$18.99
2/25/2020	NexPoint Advisors	Open Market Purchase	9,357	$18.98
2/26/2020	NexPoint Advisors	Open Market Purchase	2,599	$18.98
2/27/2020	NexPoint Advisors	Open Market Purchase	27,044	$18.84
2/28/2020	NexPoint Advisors	Open Market Purchase	12,975	$18.61
3/2/2020	NexPoint Advisors	Open Market Purchase	525	$18.60
3/13/2020	Nancy Marie Dondero (2)	Open Market Purchase	1,800	$14.45
4/2/2020	HCMFA	Open Market Purchase	7,169	$8.79
4/3/2020	HCMFA	Open Market Purchase	12,244	$8.41
4/6/2020	HCMFA	Open Market Purchase	20,679	$8.30
4/7/2020	HCMFA	Open Market Purchase	23,500	$9.39
4/8/2020	HCMFA	Open Market Purchase	16,300	$9.93
4/9/2020	HCMFA	Open Market Purchase	23,600	$12.82

(1)	The transaction reported herein was effected by the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee.
(2)	The transaction reported herein was effected by a limited liability company in which the trust referred to in Item 5(a) owns a majority interest.